
December 16, 2011

<u>Via Facsimile</u>
Ms. Lei Sun
Chief Executive Officer
Tireless Steps, Inc.
2360 Corporate Circle
Suite 400
Henderson, NV 89074-7722

> **Re: Tireless Steps, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 21, 2011**
> **File No. 333-171694**

Dear Ms. Sun:

We have reviewed your registration statement and have the following comments.

Report of Independent Registered Public Accounting Firm, page 29

1. Please have your auditors revise their report to address the following items:
   - Given that the report now includes more than one fiscal year, the first and last sentence of the second paragraph should indicate that "audits" were conducted.
   - The third paragraph should reference all applicable periods. In this regard, it is unclear if you intended to state that the results of operations and cash flows for the years "then" ended were presented fairly when discussing September 30, 2011 and 2010.

Note 2 – Summary of Significant Accounting Policies, page 34

Property, page 34

2. Please delete your use of the term "whoever" and clearly define who provides you with office space.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Plan of Operation, page 37

3. We note your response to comment five in our letter dated July 5, 2011; however, we reissue the comment in part. As previously requested, please disclose the status of the company's day-to-day operations. We note in your response to comment one that the company has been unable to commence operations due to a lack of funding.

4. Please ensure that your descriptions of the amount of time and money required to implement each step match the amount of time and money listed in the chart. For example, we note that you estimate that manufacturing planning will cost $4,000 in the description on page 39, but that it will cost $3,000 according to the chart. Additionally, we note that you estimate that website development will take six months in the description on page 40, but that it will take nine months according to the chart. Please revise your disclosure elsewhere as necessary.

Directors, Executive Officers, Promoters, and Control Persons, page 42

5. We note your response to comment six in our letter dated July 5, 2011; however, we reissue the comment. In your prospectus, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (Via Facsimile)
        8965 W. Cornell Place
        Lakewood, CO 80227